UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

New York Community Bancorp, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

649445103
(CUSIP Number)

William Barratt Liberty 77 Capital L.P. 2099 Pennsylvania Ave NW Washington, DC 20006 (202) 984-7070
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 7, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of Section 18 of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 649445103	SCHEDULE 13D	Page 2 of 14

1	NAME OF REPORTING PERSON Liberty 77 Capital L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 81,645,300
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 81,645,300
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,645,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 649445103	SCHEDULE 13D	Page 3 of 14

1	NAME OF REPORTING PERSON Liberty Strategic Capital (CEN) Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 81,645,300
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 81,645,300
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,645,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 649445103	SCHEDULE 13D	Page 4 of 14

1	NAME OF REPORTING PERSON Liberty 77 Capital Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 81,645,300
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 81,645,300
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,645,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 649445103	SCHEDULE 13D	Page 5 of 14

1	NAME OF REPORTING PERSON Liberty Capital L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 81,645,300
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 81,645,300
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,645,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 649445103	SCHEDULE 13D	Page 6 of 14

1	NAME OF REPORTING PERSON STM Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 81,645,300
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 81,645,300
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,645,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 649445103	SCHEDULE 13D	Page 7 of 14

1	NAME OF REPORTING PERSON Steven T. Mnuchin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 81,645,300
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 81,645,300
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,645,300
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 649445103	SCHEDULE 13D	Page 8 of 14

This Amendment No. 1 amends and supplements the Schedule 13D, originally filed on March 14, 2024, as amended through the date hereof (as so amended, the “Schedule 13D”) and is being filed with the Securities and Exchange Commission by the “Reporting Persons” identified herein relating to the Common Stock, par value U.S. $0.01 per share (the “Common Stock”), of New York Community Bancorp, Inc., a Delaware corporation (the “Issuer”).

Item 2.	Identity and Background.

Item 2 is hereby restated as follows:

This Schedule 13D is being filed by each of:

(i)	Liberty 77 Capital L.P. (the “Liberty Manager”), a Delaware limited partnership which is investment manager of the Liberty Funds (defined in Item 5(d) below) and manager of the Liberty Purchaser;
(ii)	Liberty Strategic Capital (CEN) Holdings, LLC (the “Liberty Purchaser”), a Delaware limited liability company;
(iii)	Liberty 77 Capital Partners L.P. (“Liberty Manager GP”), a Delaware limited partnership and the general partner of the Liberty Manager;
(iv)	Liberty Capital L.L.C., a Delaware limited liability company and the general partner of the Liberty Manager GP;
(v)	STM Partners LLC, a Delaware limited liability company which indirectly controls the Liberty Manager and the Liberty Purchaser;
(vi)	Steven T. Mnuchin (“Secretary Mnuchin”), an individual and citizen of the United States and President of STM Partners LLC,

each person or entity listed in clauses (i) – (vi), a “Reporting Person” and, collectively, the “Reporting Persons.”

The address of the principal place of business and principal office of the Reporting Persons is c/o Liberty 77 Capital L.P., 2099 Pennsylvania Avenue NW, Washington, D.C. 20006.

The Reporting Persons are making this single, joint filing, pursuant to a joint filing agreement in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is filed as Exhibit 1 hereto.

None of the Reporting Persons has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 is hereby restated as follows:

On March 7, 2024, the Issuer entered into an Investment Agreement (the “Original Investment Agreement”) with the Liberty Purchaser. On March 11, 2024, the Issuer entered into an amendment to the Liberty Investment Agreement with the Liberty Purchaser (as the “Amendment”, and the Original Investment as amended by the Amendment, the “Liberty Investment Agreement”).

CUSIP No. 649445103	SCHEDULE 13D	Page 9 of 14

Pursuant to the Liberty Investment Agreement, on the terms and subject to the conditions set forth therein, at the closing of the Liberty Purchaser’s investment in the Issuer on March 11, 2024 (the “Closing”), Liberty invested an aggregate of approximately $450 million in exchange for the Issuer’s sale and issuance of: (a) 34,940,000 shares of Common Stock at a purchase price of $2.00; (b) 143,355 shares of a new series of preferred stock, par value $0.01 per share, of the Issuer designated as Series B Noncumulative Convertible Preferred Stock (the “Series B Preferred Stock”), at a price per share of $2,000 and each of which is automatically convertible into 1,000 shares of Common Stock in the event of a transfer thereof by the Liberty Purchaser consistent with the rules and limitations of Regulation Y of the Bank Holding Company Act of 1956, as amended (the “BHCA”), subject to certain limitations (a “Reg Y Transfer”), and all of which shares of Series B Preferred Stock represent the right (on an as converted basis) to receive approximately 143,355,000 shares of Common Stock; (c) 46,705 shares of a new series of preferred stock, par value $0.01 per share, of the Issuer designated as Series C Noncumulative Convertible Preferred Stock (the “Series C Preferred Stock”, together with the Series B Preferred Stock, the “Preferred Stock”), at a price per share of $2,000 and each of which is (i) convertible prior to the receipt of Requisite Stockholder Approval (as defined below) at the option of the Liberty Purchaser into 1,000 shares Common Stock up to a limit of 22% of total shares of Series C Preferred Stock held at the Closing and (ii) automatically convertible into 1,000 shares of Common Stock upon the occurrence of certain events (including (i) a portion upon the expiration or termination of any applicable waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), with respect to the Liberty Purchaser’s acquisition or ownership of Common Stock and (ii) the remaining portion upon receipt of the Requisite Stockholder Approvals (as defined below) and all of which shares of Series C Preferred Stock represent the right (on an as converted basis) to receive approximately 46,705,000 shares of Common Stock; and (d) net-settled warrants (the “Issued Warrants”), which are not exercisable for 180 days after the Closing, affording the Liberty Purchaser the right, until the seven-year anniversary of the issuance of such warrant, to purchase for $2,500 per share, shares of a new class of non-voting, common-equivalent preferred stock of the Issuer (the “Series D NVCE Stock”), each share of which is convertible into 1,000 shares of Common Stock (or, in certain limited circumstances, one share of Series C Preferred Stock) in a Reg Y Transfer, and all of which shares of Series D NVCE Stock, upon issuance, will represent the right (on an as converted basis) to receive 135,000,000 shares of Common Stock (clauses (a) through (d), collectively referred to herein as the “Investment”). Liberty intends to obtain the requisite regulatory approvals required to allow it to convert all of its shares of Series B Preferred Stock.

Requisite Stockholder Approvals

In connection with the Investment, the Issuer submitted to its stockholders for their (a) adoption and approval amendments to its Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) to: (i) effect a 1-3 reverse stock split of Common Stock (the “COI Reverse Stock Split Amendment”); (ii) increase the number of authorized shares of the Common Stock to 2,000,000,000 (the “COI Authorized Share Amendment”); and (iii) exempt the Liberty Purchaser and certain other investors and their respective affiliates from the application of a provision of the Certificate of Incorporation that prohibits any person who beneficially owns, directly or indirectly, more than 10% of the then-outstanding shares of Common Stock from voting any such shares of Common Stock in excess of such 10% threshold (the “COI Exemption Amendment” and, collectively with the COI Reverse Stock Split Amendment and the COI Authorized Share Amendment, the “COI Amendments”); and (b) approval of the issuance of shares of Common Stock that have 20% or more of the pre-issuance total voting power of the Issuer’s securities (the “Share Issuance”) in accordance with the rules of the New York Stock Exchange (the “NYSE”).

The requisite vote of the Issuer’s stockholders necessary to duly and validly (a) adopt and approve the COI Authorized Share Amendment required the affirmative vote of a majority of votes cast by the holders of shares of Common Stock, at a duly held meeting of the Issuer’s stockholders, (b) adopt and approve the COI Exemption Amendment requires the affirmative vote of the holders of a majority of the outstanding shares of Common Stock entitled to vote on the COI Exemption Amendment and (c) approve the Share Issuance requires the affirmative vote of a majority of votes cast by holders of shares of Common Stock at a duly convened meeting of stockholders of the Issuer at which a quorum is present (collectively, the “Requisite Stockholder Approvals”).

CUSIP No. 649445103	SCHEDULE 13D	Page 10 of 14

Additional Liberty Rights and Covenants

In addition, pursuant to the Liberty Investment Agreement, the Liberty Purchaser agreed not to convert more than 6,751 shares of Series C Preferred Stock prior to receipt of the Requisite Stockholder Approvals. On March 13, 2024, the Liberty Purchaser instructed the Issuer to effect the conversion of 6,751 shares of Series C Preferred Stock into 6,751,000 shares of Common Stock.

Additionally, under the Liberty Investment Agreement, after receipt of antitrust clearance under the HSR Act, the Liberty Purchaser has the right at its option exchange a certain amount of its shares of Series B Preferred Stock into Series C Preferred Stock in a manner that complies with applicable banking laws and regulations, including the rules and limitations of Regulation Y of the BHCA, or with the terms of any non-objection received by the Federal Reserve Board under the Change in Bank Control Act of 1978, as amended).

Under the terms of the Liberty Investment Agreement, upon the Closing Liberty also became entitled to nominate two representatives to be elected to the Issuer’s Board of Directors (the “NYCB Board”), subject to (a) the receipt by Liberty of certain regulatory approvals, consents or non-objections and the completion of any applicable waiting periods and (b) satisfaction of certain eligibility requirements (collectively, “Eligibility Requirements”), so long as the Liberty Purchaser and its affiliates beneficially own at least the lesser of (i) 2.5% of the outstanding shares of Common Stock (on an as-converted basis) or (ii) 25% of the shares of Common Stock (on an as-converted basis) that Liberty beneficially owned immediately following the Closing. As of the date hereof, the Liberty Purchaser has appointed one director representative, Secretary Mnuchin, to the NYCB Board.

Pursuant to the Liberty Investment Agreement, each of the Issuer and the Liberty Purchaser agreed to indemnify the other and their respective affiliates from and against all losses (subject to certain exceptions) directly resulting from (a) any inaccuracy in or breach of any representation or warranty of such party set forth in the Liberty Investment Agreement or (b) such party’s breach of any of its agreements or covenants in the Liberty Investment Agreement, in each case, subject certain limitations.

Subsequently, at the option of the Liberty Purchaser, 6,751 shares of Series C Preferred Stock were converted into 6,751,000 shares of Common Stock. Additionally, following receipt of shareholder approval of the COI Authorized Share Amendment and the Share Issuance on June 5, 2024, the remainder of Liberty’s 39,954 shares of Series C Preferred Stock were automatically converted into 39,954,000 shares of Common Stock. The securities listed on the cover pages of this amended Schedule 13D also reflect 300 service-based restricted stock units that were granted to Steven T. Mnuchin on March 27, 2024 in connection with his service as a director of the Issuer, which will vest over the passage of time in shares of Common Stock.

Registration Rights Agreement

On March 11, 2024, the Issuer entered into a Registration Rights Agreement with the Liberty Purchaser and certain other investors (the “Registration Rights Agreement”), pursuant to which the Issuer will provide customary registration rights to the Liberty Purchaser and its affiliates and certain permitted transferees with respect to (a) the shares of Common Stock purchased under the Liberty Investment Agreement, (b) shares of Common Stock issued upon the conversion of shares of the Preferred Stock and exercise of the Issued Warrants purchased under the Liberty Investment Agreement and (c) if the Requisite Stockholder Approvals are not received on or before 120 days after the Closing, the shares of Preferred Stock and (d) the Warrants (as defined below). Under the Registration Rights Agreement, the Investors are entitled to customary shelf registration rights (which will initially be on a Form S-1, after which the Issuer will use commercially reasonable efforts to promptly convert the shelf registration statement on Form S-1 into a shelf registration statement on Form S-3, subject to certain limitations as set forth in the Registration Rights Agreement) and customary piggyback registration rights, in each case, subject to certain limitations as set forth in the Registration Rights Agreement. The Liberty Purchaser and another investor will additionally be entitled to request a certain number of marketed and unmarketed underwritten shelf takedowns and shall have the right to select the managing underwriter to administer any underwritten shelf takedowns provided the selection is reasonably acceptable to the Issuer.

Issued Warrants

On March 11, 2024, pursuant to the Liberty Investment Agreement, the Issuer issued the Issued Warrants to the Liberty Purchaser to purchase (in the aggregate) approximately 315,000 shares of Series D NVCE Stock, each at an exercise price of $2,500 per share, subject to customary anti-dilution adjustments provided under the Issued

CUSIP No. 649445103	SCHEDULE 13D	Page 11 of 14

Warrants. On and following September 10, 2024, and prior to 5:00pm (New York City time) on March 11, 2031, the Issued Warrants may be exercised, on a net share settlement basis, by the Liberty Purchaser. Prior to September 10, 2024, the Liberty Purchaser (and certain affiliates of the Liberty Purchaser) are prohibited from (a) transferring, selling or disposing of any shares of Common Stock or Preferred Stock or the Issued Warrant (subject to certain exceptions, such as certain transfers to affiliates), or (b) effecting or entering any short sale or similar hedge of any shares of Common Stock or Preferred Stock or the Issued Warrant (subject to certain exceptions). Failure to comply with the foregoing restrictions will result in the Liberty Purchaser automatically forfeiting such Issued Warrant.

Incentive Warrants

If the Issuer is not able to obtain the Requisite Stockholder Approvals on or before September 9, 2024, the Issuer will be required to issue to the Liberty Purchaser cash-settled warrants (the “Incentive Warrants” and, together with the Issued Warrants, the “Warrants”), which would become exercisable by the Liberty Purchaser 60 days after their issuance if the Requisite Stockholder Approvals still have not been obtained at such time. If, however, the Requisite Stockholder Approvals are received prior to the expiration of such 60-day period after issuance, the Incentive Warrants will be cancelled. The Incentive Warrants provide the Liberty Purchaser the right, until the ten-year anniversary of the issuance of such warrant, to receive from the Issuer cash in an amount equal to: (i) from issuance thereof until (and including) November 5, 2024, 160% of the Investment; (ii) on (and including) November 6, 2024 until (and including) January 4, 2025, 180% of the Investment; (iii) on (and including) January 5, 2025 until (and including) March 5, 2025, 200% of the Investment; and (iv) from and after March 6, 2025, 220% of the Investment, in each case, net of the exercise price (which would be the amount of the Investment). The maximum coverage of the Incentive Warrants shall not exceed 220% of the Investment.

Exhibits

The foregoing descriptions of the Liberty Investment Agreement (including the terms of the Preferred Stock, the Series D NVCE Stock and the Warrants) and the Registration Rights Agreement (collectively, the “Transaction Agreements”) and the transactions contemplated thereby are not complete and are subject to and qualified in their entirety by reference to the full text of such agreements, copies of which are attached to this Schedule 13D as Exhibit 2 and Exhibit 3, respectively, and are incorporated herein by reference.

General

The Reporting Persons have acquired the securities reported in this Schedule 13D for investment purposes and intend to review such investment in the Issuer on a continuing basis. As such, the Reporting Persons may, depending on the Issuer’s performance and other market conditions, increase or decrease their investment position. The Reporting Persons may, from time to time, make additional purchases of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions, depending upon their evaluation of the Issuer’s business, prospects, financial condition and results of operations, the market for the Common Stock or other securities, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Common Stock and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Common Stock. Any actions the Reporting Persons might undertake may be made at any time, and from time to time, without prior notice, and will be dependent upon their review of numerous factors, including but not limited to, an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Consistent with the Reporting Persons’ investment purposes and, in addition to their governance rights described above, they may engage in communications with, without limitation, one or more stockholders of the Issuer, management of the Issuer and/or one or more members of the Issuer’s board of directors and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, dividend policy, the composition of the Issuer’s board of directors and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer.

CUSIP No. 649445103	SCHEDULE 13D	Page 12 of 14

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby restated as follows:

See Item 4 and the cover page for each Reporting Person, which are incorporated by reference herein.

References to percentage ownership of the Common Stock in this Schedule 13D are based on 1,053,916,944 shares of Common Stock (and 1,053,917,244 shares of Common Stock after giving effect to the 300 service-based restricted stock units that were granted to Steven T. Mnuchin on March 27, 2024, as described herein) outstanding as of the close of business on June 7, 2024 after giving effect to the conversion of shares of Series C Preferred Stock as described herein (including the issuance of 39,954,000 shares of Common Stock to the Liberty Purchaser upon conversion of its Series C Preferred Stock), based on the information reported by the Issuer in its Current Report on Form 8-K, dated June 10, 2024.

(a) and (b)

As of the date of this Schedule 13D, the Reporting Persons are deemed to beneficially own 81,645,300 shares of Common Stock (representing approximately 7.7% of the Common Stock), of which 81,645,000 shares of Common Stock are held directly by the Liberty Purchaser and 300 service-based restricted stock units were granted to Steven T. Mnuchin on March 27, 2024, and may be deemed to be indirectly beneficially owned by the other Reporting Persons.

(c) Except as described in this Schedule 13D, there have been no transactions in the Common Stock effected by the Reporting Persons during the last 60 days.

(d) Liberty 77 Fund L.P. and Liberty 77 Fund International L.P. (the “Liberty Funds”) are the members of the Liberty Purchaser and, as such, have the right to receive dividends from, or the proceeds from the sale of, the securities that are reported in this Schedule 13D. Liberty 77 Capital GenPar L.P. is the general partner of each of the Liberty Funds. Liberty 77 Capital UGP L.L.C. is the general partner of Liberty 77 Capital GenPar L.P. STM Partners LLC is the managing member of Liberty 77 Capital UGP L.L.C.

(e) Not applicable.

CUSIP No. 649445103	SCHEDULE 13D	Page 13 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2024

LIBERTY 77 CAPITAL L.P.

By:	Liberty 77 Capital Partners L.P., its general partner

By:	Liberty Capital L.L.C., its general partner

By:	/s/ Jesse M. Burwell
Name:	Jesse M. Burwell
Title:	Chief Financial Officer

LIBERTY STRATEGIC CAPITAL (CEN) HOLDINGS, LLC

By:	Liberty 77 Capital GenPar L.P., its manager

By:	Liberty 77 Capital UGP L.L.C., its general partner

By:	/s/ Jesse M. Burwell
Name:	Jesse M. Burwell
Title:	Chief Financial Officer

LIBERTY 77 CAPITAL PARTNERS L.P.

By:	Liberty Capital L.L.C., its general partner

By:	/s/ Jesse M. Burwell
Name:	Jesse M. Burwell
Title:	Chief Financial Officer

CUSIP No. 649445103	SCHEDULE 13D	Page 14 of 14

LIBERTY CAPITAL L.L.C.

By:	/s/ Jesse M. Burwell
Name:	Jesse M. Burwell
Title:	Chief Financial Officer

STM PARTNERS LLC

By:	/s/ Jesse M. Burwell
Name:	Jesse M. Burwell
Title:	Attorney-in-Fact

/s/ Jesse M. Burwell
Jesse M. Burwell as Attorney-in-Fact for Steven T. Mnuchin